Filed by TCF Financial Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: TCF Financial Corporation

SEC File No.: 001-10253

Date: January 28, 2019

Creating a Premier Midwest Bank

CHEMICAL | tcf

HIGHLY STRATEGIC, ACCRETIVE MERGER OF EQUALS

COMBINED COMPANY BY THE NUMBERS

#1
Largest midcap bank in the Midwest[1]

$45B
Assets

$34B
Gross Loans & Leases

$34B
Total Deposits


Leasing, Equipment & Inventory Finance
23%
Commercial & Business Banking
39%
Residential & Consumer Banking
38%
Balanced Loan & Lease Portfolio

Enhanced Competitive Position

- Top 10 market share in Midwest region
- Delivers scale, profitability, predictability and balance – essential to win in evolving market

Complementary Partners

- Deep expertise supports expanded product offerings across broadened customer base
- Minimal branch overlap allows for strategic growth and limited customer disruption

Exceptional Financial Benefits

- Accelerated value creation for shareholders of both companies
- Double-digit EPS accretion relative to consensus estimates for both parties (17% CHFC and 31% TCF)
- Top tier financial metrics within mid-market peer group
  - ~1.6% ROAA
  - ~19% ROATCE

Shared Values

- Deep community ties with customer-centric focus and commitment to supporting local communities

OVER 500 BRANCHES IN 9 STATES ACROSS THE MIDWEST

Pro Forma HQ in Detroit, significant presence in Minneapolis, Midland, MI and Chicago


MN
Minneapolis
Wayzata
WI
Denver
CO
Colorado Springs
Phoenix
AZ
Sioux Falls
SD
IA
Milwaukee
Chicago
IL
IN
OH
Detroit
CHFC HQ (pro forma)
TCF HQ
CHFC Branch
TCF Branch
Operations Centers

Note: Pro forma balance sheet metrics as of the period ended December 31, 2018; Pro forma financial metrics based on 2020E consensus estimates assuming $180mm pre-tax cost savings are fully phased in. Footnotes: (1) As measured across Q3 2018 total assets, operating revenue and net income.

BALANCED, COMPREHENSIVE BUSINESS MODEL WITH BROAD CUSTOMER APPEAL CHEMICAL tcf tcf THE NEW TCF ROBUST ERM INFRASTRUCTURE ADVANCED DIGITAL BANKING PLATFORM LOCAL BUSINESS BANKING $13B; 39% OF TOTAL LOANS AND LEASES RETAIL & COMMUNITY BANKING $13B; 38% OF TOTAL LOANS AND LEASES NATIONAL LENDING $8B; 23% OF TOTAL LOANS AND LEASES HIGHLY EXPERIENCED LEADERSHIP TEAM 16 Directors on Board: 8 from TCF; 8 from Chemical Dennis Klaeser CFO Brian Maass Deputy CFO and Treasurer Craig Dahl CEO and President Gary Torgow Executive Chairman of Board of Directors Vance Opperman Lead Independent Director David Provost Chairman of Combined Bank Tom Shafer President and COO of Combined Bank CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS Statements included in this communication which are not historical in nature are intended to be, and hereby are identified as, forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Examples of forward-looking statements include, but are not limited to, statements regarding the outlook and expectations of Chemical and TCF with respect to their planned merger, the strategic benefits and financial benefits of the merger, including the expected impact of the transaction on the combined company's future financial performance (including anticipated accretion to earnings per share, the tangible book value earn-back period and other operating and return metrics), and the timing of the closing of the transaction. Words such as "may,” "anticipate,” "plan,” "estimate,” "expect,” "project,” "assume,” "approximately,” "continue,” "should,” "could,” "will,” "poised,” and variations of such words and similar expressions are intended to identify such forward-looking statements. Forward-looking statements are subject to risks, uncertainties and assumptions that are difficult to predict with regard to timing, extent, likelihood and degree of occurrence, which could cause actual results to differ materially from anticipated results. Such risks, uncertainties and assumptions, include, among others, the following: • the failure to obtain necessary regulatory approvals when expected or at all (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction); • the failure of either Chemical or TCF to obtain shareholder approval, or to satisfy any of the other closing conditions to the transaction on a timely basis or at all; • the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the merger agreement; • the possibility that the anticipated benefits of the transaction, including anticipated cost savings and strategic gains, are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy, competitive factors in the areas where Chemical and TCF do business, or as a result of other unexpected factors or events; • the impact of purchase accounting with respect to the transaction, or any change in the assumptions used regarding the assets purchased and liabilities assumed to determine their fair value • diversion of management's attention from ongoing business operations and opportunities; • potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction • the ability of either company to effectuate share repurchases and the prices at which such repurchases may be effectuated; • the outcome of any legal proceedings that may be instituted against Chemical or TCF; • the integration of the businesses and operations of Chemical and TCF, which may take longer than anticipated or be more costly than anticipated or have unanticipated adverse results relating to Chemical's or TCF's existing businesses; • business disruptions following the merger; and • other factors that may affect future results of Chemical and TCF including changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer borrowing, repayment, investment and deposit practices; the impact, extent and timing of technological changes; capital management activities; and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms. Additional factors that could cause results to differ materially from those described above can be found in the risk factors described in Item 1A of each of Chemical's and TCF's Annual Report on Form 10-K filed with the SEC for the year ended December 31, 2017. Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results. Chemical and TCF disclaim any obligation to update or revise any forward-looking statements contained in this communication, which speak only as of the date hereof, whether as a result of new information, future events or otherwise, except as required by law. IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT This communication is being made in respect of the proposed merger transaction between Chemical and TCF. In connection with the proposed merger, Chemical will file with the SEC a Registration Statement on Form S-4 that will include the Joint Proxy Statement of Chemical and TCF and a Prospectus of Chemical, as well as other relevant documents regarding the proposed transaction. A definitive Joint Proxy Statement/Prospectus will also be sent to Chemical and TCF shareholders. INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. A free copy of the Joint Proxy Statement/Prospectus, once available, as well as other filings containing information about Chemical and TCF, may be obtained at the SEC's Internet site (http: www.sec.gov). You will also be able to obtain these documents, free of charge, from Chemical by accessing Chemical's website at http://www.chemicalbank.com (which website is not incorporated herein by reference) or from TCF by accessing TCF's website at http://www.tcfbank.com (which website is not incorporated herein by reference). Copies of the Joint Proxy Statement/Prospectus once available can also be obtained, free of charge, by directing a request to Chemical Investor Relations at Investor Relations, Chemical Financial Corporation, 333 W. Fort Street, Suite 1800, Detroit, MI 48226, by calling (800) 867-9757 or by sending an e-mail to investorinformation@chemicalbank.com, or to TCF Investor Relations at Investor Relations, TCF Financial Corporation, 200 Lake Street East, EXO-02C, Wayzata, MN 55391 by calling (952) 745-2760 or by sending an e-mail to investor@tcfbank.com. PARTICIPANTS IN SOLICITATION Chemical and TCF and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Chemical and TCF shareholders in respect of the transaction described in the Joint Proxy Statement/Prospectus. Information regarding Chemical's directors and executive officers is contained in Chemical's Annual Report on Form 10-K for the year ended December 31, 2017, its Proxy Statement on Schedule 14A, dated March 16, 2018, and certain of its Current Reports on Form 8-K, which are filed with the SEC. Information regarding TCF's directors and executive officers is contained in TCF's Annual Report on Form 10-K for the year ended December 31, 2017, its Proxy Statement on Schedule 14A, dated March 14, 2018, and certain of its Current Reports on Form 8-K, which are filed with the SEC. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Joint Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.